

September 9, 2009

Susann Reilly
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re: **EquityPoint, LLC Fund I Series**
          Form 1-A, filed August 11, 2008
          File No. 24-10220

Dear Ms. Reilly,

This letter is to confirm that we, EquityPoint, LLC, will not make any financial representations or forward looking statements in our offering to investors.

In addition, we will delete the profit and loss projection disclosure including points 1-10 on the bottom of page 26 and the top of page 27 in our final offering circular.

Finally, we will delete the projected cash flow disclosure including points 1-4 on page 27 in our final offering circular.

Please let us know when we can submit our letter of acceleration.

We appreciate your time. Please contact us with any questions or concerns.

Sincerely,

Matt Buckels
EquityPoint, LLC Fund I Series

1800 Washington Ave.
Vincennes, IN. 47591-0472

800-910-0375 toll free
812-886-5856 fax
invest@equitypoint.net